

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170290

DIVISION OF
CORPORATION FINANCE

September 14, 2017

Katy Motiey
Extreme Networks, Inc.
kmotiey@extremenetworks.com

Re: Extreme Networks, Inc.
Incoming letter dated August 11, 2017

Dear Ms. Motiey:

This is in response to your letter dated August 11, 2017 concerning the shareholder proposal submitted to Extreme by Kenneth Steiner. We also have received letters on the proponent's behalf dated August 23, 2017, August 28, 2017 and September 5, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
***

*** FISMA & OMB Memorandum M-07-16

September 14, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Extreme Networks, Inc.
Incoming letter dated August 11, 2017

The proposal relates to simple majority voting.

We are unable to concur in your view that Extreme may exclude the proposal under rule 14a-8(e)(2). We note your representation that the deadline for submitting shareholder proposals for inclusion in Extreme's proxy materials for its 2017 annual meeting pursuant to rule 14a-8 was June 7, 2017. We note, however, that this deadline was not disclosed in Extreme's proxy materials for its 2016 annual meeting. Accordingly, we do not believe that Extreme may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Extreme did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN
***

September 5, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
Extreme Networks, Inc. (EXTR)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the August 11, 2017 no-action request.

According to 17 CFR 240.14a-8 - Shareholder proposals – the proponent can expect to "find the deadline in last year's proxy statement."

It does not say that the proponent can expect to find a calculation formula in last year's proxy statement.

The company no action request failed to cite an explicit deadline in its 2016 annual proxy that was purportedly missed by this rule 14a-8 proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,


John Chevedden

cc: Kenneth Steiner

Katy Motiey <kmotiey@extremenetworks.com>

*** FISMA & OMB Memorandum M-07-16

17 CFR 240.14a-8 - Shareholder proposals.

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) ***Question 1:*** What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) ***Question 2:*** Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) ***Question 3:*** How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.



(d) ***Question 4:*** How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) ***Question 5:*** What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.


Merriam-Webster

deadline

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Popularity: Bottom 50% of words

Examples: DEADLINE in a Sentence

Definition of DEADLINE

1 : a line drawn within or around a prison that a prisoner passes at the risk of being shot

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b : the time after which copy is not accepted for a particular issue of a publication

—on deadline *or* **under deadline**

- with the requirement of meeting a deadline • working *on deadline*

JOHN CHEVEDDEN
***

August 28, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Extreme Networks, Inc. (EXTR)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the August 11, 2017 no-action request.

The company failed to point out which of its purported precedents (if any) were matching precedents.

In other words which precedents, starting with *Applied Materials* (Nov. 20, 2014), hid the exact deadline date for a rule 14a-8 proposal – but counter intuitively gave exact deadline dates for non rule 14a-8 proposals.

Another way to view the below proxy text is to ask why would the company give exact dates for a less important non rule 14a-8 proposal and fail to give exact dates for a more important rule 14a-8 proposal:

"Stockholder proposals may be included in our proxy statement for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals not intended to be included in our proxy materials may be brought before an Annual Meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in the rules of the SEC and under our bylaws. Under our bylaws, in order for a stockholder proposal to be properly brought before the 2017 Annual Meeting, the proposal must be timely and be received at our principal executive offices, addressed to the Corporate Secretary, not earlier than July 15, 2017 and not later than August 14, 2017, which, respectively, are 120 days and 90 days prior to the one-year anniversary of the 2016 Annual Meeting. In the event that the date of the 2017 Annual Meeting is more than 30 days earlier or later than such anniversary date, notice by the stockholder to be timely must be received not later than the close of business on the later of the 90th day prior to the 2017 Annual Meeting or the 10th day following the date on which public announcement of the date of such meeting is first made. Stockholder proposals should be sent to our Corporate Secretary at the Company's corporate headquarters."

Source:
https://www.sec.gov/Archives/edgar/data/1078271/000119312516731528/d238944ddef14a.htm

*** FISMA & OMB Memorandum M-07-16

If this no action request is successful perhaps a lot of companies will adopt such an ambiguous notice.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Katy Motiey <kmotiey@extremenetworks.com>

JOHN CHEVEDDEN
***

August 23, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Extreme Networks, Inc. (EXTR)
Simple Majority Vote
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the August 11, 2017 no-action request.

The company failed to square it no action request with the following ambiguous text in its 2016 definitive proxy:

"Stockholder proposals may be included in our proxy statement for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals not intended to be included in our proxy materials may be brought before an Annual Meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in the rules of the SEC and under our bylaws. Under our bylaws, in order for a stockholder proposal to be properly brought before the 2017 Annual Meeting, the proposal must be timely and be received at our principal executive offices, addressed to the Corporate Secretary, not earlier than July 15, 2017 and not later than August 14, 2017, which, respectively, are 120 days and 90 days prior to the one-year anniversary of the 2016 Annual Meeting. In the event that the date of the 2017 Annual Meeting is more than 30 days earlier or later than such anniversary date, notice by the stockholder to be timely must be received not later than the close of business on the later of the 90th day prior to the 2017 Annual Meeting or the 10th day following the date on which public announcement of the date of such meeting is first made. Stockholder proposals should be sent to our Corporate Secretary at the Company's corporate headquarters."

Source:
https://www.sec.gov/Archives/edgar/data/1078271/000119312516731528/d238944ddef14a.htm

If this no action request is successful perhaps a lot of companies will adopt such an ambiguous notice.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

*** FISMA & OMB Memorandum M-07-16

Sincerely,



John Chevedden

cc: Kenneth Steiner

Katy Motiey <kmotiey@extremenetworks.com>

UNITED STATES
POSTAL SERVICE

Date: July 24, 2017

John Chevedden:

The following is in response to your July 20, 2017 request for delivery information on your Certified Mail™ item number *** . The delivery record shows that this item was delivered on July 24, 2017 at 12:30 pm in SAN JOSE, CA 95119. There is no delivery signature on file for this item.

Thank you for selecting the Postal Service for your mailing needs. If you require additional assistance, please contact your local Post Office or postal representative.

Sincerely,
United States Postal Service

***

U.S. Postal Service™
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SAN JOSE, CA 95134
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Postmark Here: REDONDO BEACH, CA NORTH STATION USPO JUL 19 0251

Sent To: Ms. Katayoun Motiey Corporate Headquarters
Street and Apt. No., or PO Box No.: Extreme Networks, Inc. 145 Rio Robles
City, State, ZIP+4®: San Jose, CA 95134

PS Form 3800

*** FISMA & OMB Memorandum M-07-16

August 11, 2017

VIA ELECTRONIC MAIL

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Extreme Networks, Inc.
Stockholder Proposal from Kenneth Steiner
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Extreme Networks, Inc., a Delaware corporation (the "***Company***"), hereby files with the staff of the Division of Corporation Finance (the "***Staff***") the Company's reasons for excluding from its proxy statement for the Company's 2017 annual meeting of stockholders (the "***2017 Proxy Materials***") a stockholder proposal (attached hereto as Exhibit A, the "***Proposal***") and related supporting statement submitted by Mr. John Chevedden on behalf of Mr. Kenneth Steiner (the "***Proponent***").

The Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Securities and Exchange Commission (the "***Commission***") if the Company excludes the Proposal pursuant to Rule 14a-8(e), because it was not received at the Company's principal executive offices until July 28, 2017, which is 51 days after the Company's June 7, 2017 deadline for submitting stockholder proposals. The Company intends to file its definitive proxy statement with the Commission on or about September 25, 2017. This letter is being sent to the Staff fewer than 80 calendar days before such date and accordingly, as described below, the Company requests that the Staff waive the 80-day requirement with respect to this letter.

By copy of this letter, we are advising the Proponent of the Company's intention to exclude the Proposal. In accordance with Rule 14a-8(j) and Staff Legal Bulletin No. 14D, we are submitting by electronic mail (i) this letter, which sets forth our reasons for excluding the Proposal; and (ii) the Proponent's correspondence submitting the Proposal. Because the failure to timely submit a stockholder proposal is a deficiency that cannot be remedied, the Company has not provided to the Proponent the 14-day notice and opportunity to cure under Rule 14a-8(a)(f)(1). Rule 14a-8(f)(1) provides that a company is not required to provide a stockholder with notice of a deficiency in his proposal "if the deficiency cannot be remedied, such as if [the stockholder] fails to submit a proposal by the company's properly determined deadline."

I. Factual Background.

Pursuant to Rule 14a-8, the deadline to submit a stockholder proposal to be included in the Company's 2017 Proxy Materials was June 7, 2017. On July 28, 2017, the Company received a certified letter from the Proponent, postmarked July 19, 2017, submitting the Proposal. This was the first communication the Company received from the Proponent with respect to the Proposal.

A copy of the Proposal and supporting statement, as received by the Company on July 28, 2017, are attached hereto as Exhibit A. A copy of the postmarked envelope is attached hereto as Exhibit B.

II. Basis for Exclusion.

A. *Rule 14a-8(e) background.*

The Company respectfully requests that the Staff concur with its view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(e) because the Company did not receive the Proposal at its principal executive offices before the deadline for submitting stockholder proposals to the Company.

Rule 14a-8(e)(2) provides that a stockholder proposal submitted with respect to a company's regularly scheduled annual meeting "must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting." In its proxy statement for the Company's 2016 annual meeting of stockholders (the "***2016 Proxy Materials***"), the Company disclosed that in order for a stockholder proposal to be included in the Company's 2017 Proxy Materials, such proposals must be submitted in accordance with the requirements of Rule 14a-8. Specifically, the 2016 Proxy Materials state:
Stockholder proposals may be included in our proxy statement for an annual meeting so long as they are provided to us on a timely basis and satisfy the other conditions set forth in SEC regulations under Rule 14a-8 regarding the inclusion of stockholder proposals in company-sponsored proxy materials.

Under Rule 14a-8(e)(2), a meeting is regularly scheduled if its date has not changed by more than 30 days from the date of the annual meeting held in the prior year. The Company's 2016 annual meeting of stockholders was held on November 18, 2016. The Company's 2017 annual meeting of stockholders is scheduled to be held on November 9, 2017, which is within 30 days of the 2016 meeting. Accordingly, the deadline for stockholder proposals for a regularly scheduled annual meeting, calculated pursuant to Rule 14a-8(e)(2), applies to stockholder proposals for the 2017 annual meeting of stockholders.

B. ***The Proponent failed to submit the Proposal to the Company's principal executive offices prior to the Company's properly determined deadline.***

Section C(3)(b) of Staff Legal Bulletin No. 14 (July 13, 2001) explains that a company that is planning to have a regularly scheduled annual meeting should calculate the deadline for submitting a stockholder proposal as follows:

- start with the release date disclosed in the previous year's proxy statement;
- increase the year by one; and
- count back 120 days.

The Company's 2016 Proxy Materials were first released to stockholders on October 5, 2016, as disclosed on page 1 of the 2016 Proxy Materials. The Company filed the 2016 Proxy Materials with the Commission on the same date. Accordingly, the release date disclosed in the previous year's proxy statement is October 5, 2016, which, increased by one year is October 5, 2017. Counting back 120 calendar days from such date results in a Rule 14a-8 stockholder proposal deadline of June 7, 2017.

While the cover letter included with the Proposal is signed and dated April 16, 2017, the Proposal is postmarked July 19, 2017 (see Exhibit B) and it was received at the Company's principal executive offices on July 28, 2017. Rule 14a-8(e)(2) states that proposals must be "received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." Accordingly, it is the date of receipt, not the date written on the cover letter or the date of postmark, which shall govern the determination of whether the Proposal was timely submitted.

Rule 14a-8(f)(1) permits a company to exclude a stockholder proposal that does not comply with the rule's procedural requirements, including if a proponent "fail[s] to submit a proposal by the company's properly determined deadline." As previously discussed, the Company received the Proposal by mail at its principal executive offices on July 28, 2017, 51 days after the June 7, 2017 deadline. Even if the Staff were to conclude, contrary to Rule 14a-8(e)(2), that the Company had received the Proposal on the postmarked date of July 19, 2017, the Proposal would still be untimely submitted, as it would have been received 42 days after the Company's properly determined deadline of June 7, 2017. Accordingly, the Proposal was not timely submitted.

C. ***The Staff has strictly construed the Rule 14a-8 deadline.***

The Staff has on numerous occasions strictly construed the Rule 14a-8 deadline for receipt of stockholder proposal, permitting companies to exclude from proxy materials those stockholder proposals received at companies' principal executive offices after the submission deadline. *See, e.g., Applied Materials, Inc.* (avail. Nov. 20, 2014) (concurring with the exclusion of a proposal received one day after the submission deadline); *BioMarin Pharmaceutical Inc.* (avail. Mar. 14, 2014) (concurring with the exclusion of a proposal received five days after the submission deadline); *PepsiCo, Inc.* (avail. Jan. 3, 2014) (concurring with the exclusion of a proposal received three days after the submission deadline); *General Electric Company* (avail.

Jan. 24, 2013) (concurring with the exclusion of a proposal received one day after the submission deadline); *Equity LifeStyle Properties, Inc.* (avail. Feb. 10, 2012) (concurring with the exclusion of a proposal received seven days after the submission deadline); *American Express* (avail. Jan. 10, 2012) (concurring with the exclusion of a proposal received 25 days after the submission deadline); *The Gap, Inc.* (avail. Mar. 18, 2011) (concurring with the exclusion of a proposal received 56 days after the submission deadline); *RTI Biologics, Inc.* (avail. Feb. 15, 2011) (concurring with the exclusion of a proposal received 77 days after the submission deadline); *Jack in the Box Inc.* (avail. Nov. 12, 2010) (concurring with the exclusion of a proposal received 35 days after the submission deadline); *Cisco Systems, Inc.* (avail. Oct. 18, 2010) (concurring with the exclusion of a proposal received over four months after the submission deadline); *Merck & Co., Inc.* (avail. May 4, 2010) (concurring with the exclusion of a proposal received over three months after the submission deadline); *Wal-Mart Stores, Inc.* (avail. Mar. 26, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *Bank of America Corp.* (avail. Mar. 1, 2010) (concurring with the exclusion of a proposal received over two months after the submission deadline); *Johnson & Johnson* (avail. Jan. 13, 2010) (concurring with the exclusion of a proposal received one day after the submission deadline); *Alcoa Inc.* (avail. Feb. 25, 2008) (concurring with the exclusion of a proposal received 57 days after the submission deadline).

Consistent with the precedent cited above, the Company first received the Proposal from the Proponent on July 28, 2017, which is 51 days after the deadline for submitting stockholder proposals for inclusion in the 2017 Proxy Materials. Accordingly, the Company requests that the Staff concur that the Proposal may properly be excluded from the 2017 Proxy Materials because it was not received at the Company's principal executive offices within the timeframe required under Rule 14a-8(e).

D. *The Proponent is knowledgeable regarding the requirements of Rule 14a-8.*

Mr. Chevedden and his associates, which include the Proponent, are intimately familiar with the requirements of Rule 14a-8. Together, they have submitted more than 1,000 stockholder proposals to public companies pursuant to Rule 14a-8. Mr. Chevedden and the Proponent have significant experience with Rule 14a-8 stockholder proposals and they understand the various requirements of Rule 14a-8, including the requirement to timely submit a proposal within the deadline properly calculated in accordance with Rule 14a-8(e)(2).

III. Request for Waiver under Rule 14a-8(j)(1).

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a company to make its submission later than 80 days before the filing of its definitive proxy statement if the company demonstrates good cause for missing the deadline.

As discussed above, the Company did not receive the Proposal until July 28, 2017, which is only 59 days prior to the date that the Company intends to file its 2017 Proxy Materials and only 57 days prior to the date on which the Company intends to print its 2017 Proxy Materials. The Company respectfully submits that this late submission by the Proponent of the Proposal constitutes good cause for late submission of this letter.

The Staff has noted that the most common basis for a company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed. See Staff Legal Bulletin No. 14B (Sept. 15, 2004). Additionally, the Staff has waived the deadline established in Rule 14a-8(j) under similar circumstances. *See, e.g., Hess Corp.* (avail. Mar. 19, 2012); *Andrea Electronics Corp.* (avail. July 5, 2011); *RTI Biologics, Inc.* (avail. Feb. 15, 2011); *GlobalOptions Group Inc.* (avail. Nov. 9, 2010); *Becton, Dickinson and Co.* (avail. Nov. 1, 2010); *Cisco Systems, Inc.* (avail. Oct. 18, 2010); *Merck & Co., Inc.* (avail. May 4, 2010); *PetSmart, Inc.* (avail. Apr. 27, 2010); *Bank of America Corp.* (avail. Mar. 1, 2010); *Cardinal Health, Inc.* (avail. Dec. 16, 2009); *QuadraMed Corp.* (avail. Apr. 23, 2009); *DTE Energy Co.* (avail. Mar. 24, 2008); *Alcoa Inc.* (avail. Feb. 25, 2008); *Britton & Koontz Capital Corp.* (avail. Mar. 14, 2006); *Xerox Corp.* (avail. May 2, 2005); and *General Electric* (avail. Feb. 10, 2005). Accordingly we believe that the Company has good cause for its inability to meet the 80-day deadline, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

IV. Conclusion.

Based upon the foregoing analysis, the Company respectfully requests confirmation that the Staff will not recommend enforcement action to the Commission if the Proposal is excluded from the Company's 2017 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal was not properly submitted to the Company's principal executive offices within the timeframe required under Rule 14a-8(e).

* * *

If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. In addition, the Company requests that the Proponent copy the undersigned on any response he may choose to make to the Staff, pursuant to Rule 14a-8(k).

Please contact the undersigned or Brian Miller of Latham & Watkins LLP at 202-637-2332 to discuss any questions you may have regarding this matter.

Sincerely,



Katy Motiey
EVP, Chief Administrative Officer – HR, General Counsel & Corporate Secretary

Enclosures
cc: Tad Freese, Latham & Watkins LLP
John Chevedden
Kenneth Steiner

Exhibit A

Kenneth Steiner
***

Ms. Katayoun Motiey
Corporate Secretary
Extreme Networks, Inc. (EXTR)
145 Rio Robles
San Jose, CA 95134
PH: 408-579-2800

Dear Ms. Motiey,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden
***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***

Sincerely,



Kenneth Steiner



Date

*** FISMA & OMB Memorandum M-07-16

[EXTR: Rule 14a-8 Proposal, July 18, 2017]
[This line and any line above it – *Not* for publication.]

Proposal [4] – Simple Majority Vote

RESOLVED, Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. It is important that our company take each step necessary to adopt this proposal topic. It is important that our company take each step necessary to avoid a failed vote on this proposal topic.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included Ray T. Chevedden and William Steiner.

Currently a 1%-minority can frustrate the will of our 66%-shareholder majority. In other words a 1%-minority could have the power to prevent shareholders from improving our corporate governance.

Please vote to enhance shareholder value:
Simple Majority Vote – Proposal [4]
[The above line – *Is* for publication.]

Kenneth Steiner, *** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** .

*** FISMA & OMB Memorandum M-07-16

Exhibit B

CERTIFIED MAIL

***

***

LOS ANGELES
CA 900
19 JUL 17
PM 12


UNITED STATES
POSTAL SERVICE

1000



95134

U.S. POSTAGE
PAID
REDONDO BEACH, CA
90278
JUL 19, 17
AMOUNT
$5.29
R2304M116124-14

Ms. Katayoun Motiey
Corporate Headquarters
Extreme Networks, Inc.
145 Rio Robles
San Jose, CA 95134

910 N7E 1 C1810007/19/17
NOTIFY SENDER OF NEW ADDRESS
:EXTREME NETWORKS
6480 VIA DEL ORO
SAN JOSE CA 95119-1208

BC: 95119120880 *1962-03101-19-33

*** FISMA & OMB Memorandum M-07-16